Certificate of Qualified Person
Paul J. Ténière, P. Geo.

I, Paul J. Ténière, P.Geo., do hereby certify that:

1. I am currently employed as a Senior Geologist with:
   Mercator Geological Services Limited
   65 Queen Street, Dartmouth, NS B2Y 1GA Canada
2. The Technical Report to which this certificate applies is titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an effective date of July 2, 2021.
3. I hold a M.Sc. in Geology from Acadia University (2002) and a B.Sc. (Honours) degree in Earth Sciences (1998) from Dalhousie University. I have worked as a geologist in Canada, USA, and internationally since my graduation over 20 years ago. My relevant experience with respect to this project includes extensive professional experience with in geology, mineral deposit styles, and exploration activities in base metal projects in Canada and internationally including copper, nickel, zinc, and lead deposits.
4. I am a member in good standing with the Association of Professional Geoscientists of Ontario (Registration Number: 2493) and the Association of Professional Engineers and Geoscientists of New Brunswick (Registration Number: M8502).
5. I have read the definition of a "Qualified Person" set out in National Instrument 43-101 ("NI 43-101"), and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I did not complete a personal inspection of the Minago Project.
7. I am responsible for Sections 1, except 1.3, 1.5, 1.6, and 1.8.2, 2, except 2.3, 3 through 6, 9 through 11, 12.1, 12.4, 12.5, 23, 24, 25.1, 25.3, and 26 of this Technical Report. I have no prior involvement with the Minago Project that is the subject of this Technical Report.
8. I am independent of Flying Nickel Mining Corp. and Silver Elephant Mining Corp. as described in Section 1.5 of NI 43-101.
9. I have read NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
11. Effective Date: July 2, 2021
12. Signing Date: August 20th, 2021

[Original signed and sealed "Paul Ténière"]

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Paul Ténière, M.Sc., P.Geo.,
Senior Geologist, Mercator Geological Services Limited